

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Jan Telander
Progreen Properties, Inc.
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

> **Re:** **Progreen Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **File No. 000-25429**

Dear Mr. Telander:

We have reviewed your response letter dated September 2, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 14

1. We have read and considered your response to comment one. We note that, through July 31, 2010, you have continued to incur a negative operating cash flow and net loss. Please expand your MD&A in future filings to discuss your limited revenues and the difficulties posed by having a limited revenue stream with significant operating costs, as well as your viable plans to overcome these difficulties. In addition, provide disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way as well as detailed cash flow discussions for the periods covered in your report.

Jan Telander
Progreen Properties, Inc.
October 7, 2010
Page 2

Note 4 – Related Party Secured Convertible Debenture Agreement, page 21

2. We have read your response to comment three. In future filings, please expand your disclosures to discuss the conversion limit of shares available to the holders of the debentures.

Item 9A(T) – Controls and Procedures, page 26

3. In your amended Form 10-K for the year ended April 30, 2010, we note that you have assessed the effectiveness of internal control over financial reporting and disclosure controls and procedures and concluded that both were not effective. However, it is unclear from your disclosure why you reached this conclusion. Please confirm and clarify in future filings whether both conclusions resulted from the material weakness that you described on page 26 of your Form 10-K/A for the year ended April 30, 2010. If not, please advise.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief